Exhibit 21

SUBSIDIARY COMPANIES

Name of Subsidiary	State or Country of Incorporation	Percent Owned
Kerr-McGee Chemical LLC	Delaware	100%
Kerr-McGee Chemical Worldwide LLC	Delaware	100%
Kerr-McGee China Petroleum, Ltd.	Bahama Islands	100%
Kerr-McGee Gryphon Limited	England	100%
Kerr-McGee (Nevada) LLC	Nevada	100%
Kerr-McGee North Sea (U.K.) Limited	England	100%
Kerr-McGee Oil & Gas Corporation	Delaware	100%
Kerr-McGee Oil & Gas Onshore LP	Delaware	100%
Kerr-McGee Oil (U.K.) PLC	England	100%
Kerr-McGee Pigments GmbH	Germany	100%
Kerr-McGee Pigments (Savannah), Inc.	Georgia	100%
Kerr-McGee Resources (U.K.) Limited	England	100%
Kerr-McGee Rocky Mountain Corporation	Delaware	100%
KMCC Western Australia Pty. Ltd	Western Australia	100%
Westport Oil and Gas Company, L.P.	Delaware	100%

A number of additional subsidiaries are omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of December 31, 2004.